Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: February 21, 2013

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Office Depot, Inc. (“Office Depot”) will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Office Depot and OfficeMax Incorporated (“OfficeMax”) that also constitutes a prospectus of Office Depot. Office Depot and OfficeMax plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-3657, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.

PARTICIPANTS IN THE SOLICITATION

Office Depot and OfficeMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Office Depot and OfficeMax in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Office Depot and OfficeMax in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 20, 2012, which are filed with the SEC.

OFFICE DEPOT SAFE HARBOR STATEMENT

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Office Depot, the merger and other transactions contemplated by the merger agreement, Office Depot’s long-term credit rating and its revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Office Depot, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,”

“possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of Office Depot’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the merger; the risks that the new businesses will not be integrated successfully or that Office Depot will not realize estimated cost savings and synergies; Office Depot’s ability to maintain its current long-term credit rating; unanticipated changes in the markets for its business segments; unanticipated downturns in business relationships with customers or their purchases from Office Depot; competitive pressures on Office Depot’s sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. Investors and shareholders should carefully consider the foregoing factors and the other risks and uncertainties that affect Office Depot’s business described in its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. Office Depot does not assume any obligation to update these forward-looking statements.

MERGER

Video Q&A with Neil Austrian

WHAT MADE IT IMPORTANT TO MERGE WITH OFFICEMAX?

NEIL: Scale matters, you’ve seen that with Staples. And as you look at it, both sides really believed that if we could create a $18-billion business right out of the blocks with two Fortune 500 companies, where the synergies and savings were between 400 and 600-million dollars, three years from now you’d really be in a position to do some things—and I can’t even tell you what they are at this point—but do some things very, very differently so that we remain a very, very strong competitive force in the business.

WHAT IMPACT WILL THE MERGER HAVE ON ASSOCIATES?

NEIL: I think some people, obviously, and I understand will be a little nervous. Will they have a job or not have a job? And none of us can answer that question. I think what they have to do is think about “Am I doing my job as well as I can really do it?” And the advise I’d give is if you’re doing the best you can do, and you’re doing a really good job, there’s a position here for you in the combined company.

WITH OFFICE DEPOT OWNING MORE STOCK, WHAT MAKES THIS A MERGER OF EQUALS?

NEIL: It’s the way that you come into it in an emotional basis. And what we’ve basically said is the Board’s of Directors will be evenly divided. The committee structure of the Boards will be evenly divided. That no decision is going to be made out of the blocks in terms of who’s the CEO, what the name gonna be, where’s the headquarters gonna be. We’re positioning this, as has been done in the past on a merger of equals basis, that even though we own slightly more stock, we’re in this together.

WHAT ARE THE STRENGTHS OF BOTH ORGANIZATIONS?

NEIL: I think there are some areas we may be ahead, and other areas they may be ahead. And I think, ya know, we don’t know everything about each other at this point in time. Ya never can. You know an awful lot. And I think as the planning starts to evolve, each of us is gonna learn where one has strengths slightly better than the other, and we’ll start using best practices in what each can do better, and leverage that, once we get approval to do the merger.

WHAT WILL HAPPEN WHILE WAITING FOR FTC APPROVAL?

NEIL: You just run the business the way you are. At some point in time, we’re very hopeful that their Board and their management will say let’s start thinking about how we put an implementation team together from each side to start thinking about the planning. Not the execution—because there’s anti-trust implications—but the planning for when we get approval—what are we gonna do first, second and third, and who’s gonna do it.

WHAT SHOULD ASSOCIATES FOCUS ON DOING?

NEIL: I think we just focus and run our own business the way we are. Let’s put the merger aside. We have to do what we have to do. Let’s not think about “I wonder what would happen at the time we are merged or not merged.” Let’s run the business as if we don’t get FTC approval, so that in the unlikely event that happens—we haven’t lost 2013.

WHAT MAKES YOU EXCITED ABOUT THIS MERGER?

NEIL: How many times do you get a chance to be involved in something where you take two Fortune 500 companies and you can really see the vision, and you can really see the opportunity because it’s just laid out in front of ya. Every analyst in the world has written about what they think the values are and the potential is. And I think this is a real win for our associates. It’s a real win for our shareholders. And it’s a real win for our customers. That’s what makes me excited.

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